JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

07024620

29 May 2007

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the following documents:

1. SEC Form 17-Q (Quarterly Report) of JG Summit Holdings, Inc. for the period ended March 31, 2007.

2. SEC Form 17-C of JG Summit Holdings, Inc. dated May 11, 2007 regarding the change in record date and time of the annual stockholders' meeting.

3. SEC Form 17-C of JG Summit Holdings, Inc. dated May 15, 2007 regarding the resetting of the annual stockholders' meeting to June 28, 2007.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

COVER SHEET

1	8	4	0	4	4

SEC Registration Number

J G S U M M I T H O L D I N G S , I N C . A N D S U B S I D I A R I E S

(Company's Full Name)

4 3 r d F l o o r , R o b i n s o n s - E q u i t a b l e T o w e r , A D B A v e n u e c o r n e r P o v e d a R o a d , P a s i g C i t y

(Business Address: No. Street City/Town/Province)

Constante T. Santos
(Contact Person)

633-7631
(Company Telephone Number)

1	2		3	1

Month *Day*
(Fiscal Year)

1	7	Q

(Form Type)

Month *Day*
(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended **March 31, 2007**

2. Commission identification number **184044**

3. BIR Tax Identification No **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. Province, country or other jurisdiction of incorporation or organization

   Pasig City, Philippines

6. Industry Classification Code: (SEC Use Only)

7. Address of registrant's principal office Postal Code

   43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600

8. Registrant's telephone number, including area code

   (632) 633-7631

9. Former name, former address and former fiscal year, if changed since last report

   Not Applicable

10. Securities registered pursuant to Sections 4 and 8 of the RSA

Title of each Class	Number of shares of common stock outstanding and amount of debt outstanding
Common Stock	**6,797,191,657**

11. Are any or all of the securities listed on the Philippine Stock Exchange?

    Yes [/] No [ ]

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 11 of the Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding 12 months (or for such shorter period the registrant was required to file such reports)

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

PART I--FINANCIAL INFORMATION

Item 1. Financial Statements.

The unaudited consolidated financial statements are filed as part of this Form 17-Q.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Three Months Ended March 31, 2007 vs. March 31, 2006

JG Summit posted a recurring net income of ₱1.75 billion in the first quarter of the year up 160% compared to ₱670 million same period last year. Last year's reported net income for the period was ₱3.88 billion. This included ₱3.21 billion in gains from the URC share sale. The significant improvement in recurring net income was due to the record growth of Cebu Pacific's net earnings, as it recorded a complete turnaround from a reported net loss for the same quarter last year to a substantial net income of ₱560 million this year. Continued increase in the net income contributions of URC and RLC are also credited with the Group's notable performance even as we reduced our equity interest in these two businesses.

Consolidated revenues declined 13.0% from ₱23.0 billion last year to ₱20.01 billion this year in the same period, mainly due to the recorded ₱3.2 billion gain on sale of URC shares in February 2006. Revenues from continuing operations rose 4.3%, driven by the continued strong performance of sales and revenues in our foods and property businesses, boosted by the record improvement in airline revenues. Revenues from our telecommunications and petrochemicals businesses, however, continue to lag as their revenues declined 4% and 60%, respectively.

Interest income for the 1st three months of 2007 declined 20.5% from ₱1.57 billion to ₱1.25 billion due to lower average investment portfolio during the period as compared to last year's, coupled with lower translated level of dollar-denominated investments due to continuing peso appreciation.

Consolidated cost of sales and services for the first three months of the year was slightly lower than last year from ₱10.87 billion to ₱10.66 billion reflecting better cost management in our foods and airlines businesses plus slow down in the production level of our petrochemical business. This resulted to an improved gross margin for the first quarter from 23.5% to 31.5%.

Consolidated operating expenses increased 1.3% as a result of higher operating expenses in our mobile phone network, increased airline operations and expansion of our international branded food operations.

Financing costs and other charges incurred for the 1st quarter dipped 16.6% relative to the Group's reduction of its financial debt.

Provision for income tax declined 49% due to lower provision for deferred income tax which is normally recognized on the unrealized foreign exchange gains and unrealized gross profit on sale of real properties. However, effective tax rate (income tax expense as a percentage of net income before tax) was flat at 14.8% for the first quarter of both years.

EBITDA (earnings before interest, taxes, depreciation and amortization) for the period, excluding the one-time gain, increased 8% to ₱6.16 billion with improvements on food, property and airlines businesses, boosted by foreign exchange gains and better cost management.

FOODS

Universal Robina Corporation (URC) posted a consolidated net sales and services of ₱9.2 billion for the three months ended December 31, 2006, marginally higher than the revenues reported in the same period of last year. Net sales and services performance by business segment follows: (1) URC's branded consumer foods segment (excluding packaging) increased by ₱155.3 million or 2.3% to ₱6.8 billion in the first quarter of fiscal 2007 from ₱6.6 billion in the same period last year, primarily due to an 8.8% increase in net sales of domestic operations, which was largely driven by the strong performance of its beverage products. The net sales of the packaging division on the other hand, went down to ₱307.6 million or 4.5% from ₱322.0 million last year due to decline in sales volume. (2) URC's Agro-Industrial segment recorded a ₱230.2 million or 20.5% revenue growth brought about by 26.2% increase in net sales of URC's Feeds business as a result of higher average selling price. (3) URC's commodity foods segment revenues declined to ₱737.5 million from ₱1.1 billion last year, primarily due to the 112.9% increase in internal transfers of flour and sugar to BCFG.

URC's cost of sales and services remained flat at ₱6.9 billion for the first quarter of both fiscal years. Prices of some imported raw and packaging materials decreased as a result of peso appreciation. However, prices of other raw materials like coffee beans, fresh potatoes and resin have increased versus their prices in the fist quarter of fiscal 2006. URC's gross profit for the first quarter of fiscal 2007 amounted to ₱2.3 billion, an increase of ₱33.1 million versus same period of last year. Gross margin remained at 25%. Operating expenses increased by ₱10.7 million to ₱1.6 billion due to increase in freight and handling expenses brought about by higher volume and increased freight rate charges associated with higher fuel prices. As a result, income from operations increased by 3.2% to ₱728.5 million compared to ₱706.2 million recorded in the first quarter of fiscal 2006.

Net income for the first quarter of fiscal year 2007 increased by ₱458 million or 64.6% from ₱709 million last year to ₱1.015 billion this year as a result of the factors discussed above. This does not include the one-time gain on sale of RLC's shares in October 2006 amounting to ₱2.8 billion and recognition of impairment loss on BOPP assets amounting to ₱282.8 million net of deferred tax effect, which was previously taken in the Group's financial statements for the year-end 2006.

URC generated EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items) of ₱2.67 billion for the three months ended December 31, 2006, reflecting a 34% increase from ₱1.99 billion realized in the same period last year.

URC will continue to expand its regional operations and domestically firm up its leadership in its core categories and has again set an aggressive target this year to maintain its dominance in the Philippine market as well as in the ASEAN regional market.

URC and its majority-owned subsidiaries' key performance indicators are sales, EBIT (income from operations), EBITDA (earnings before interest, taxes, depreciation and amortization and other non-cash items), net income and total assets.

PROPERTY

Robinsons Land Corporation (RLC) recorded gross revenues of ₱2.07 billion for the first quarter of fiscal year 2007, up by 20% from last year's ₱1.72 billion. Income from operations likewise increased by 20% from last year's ₱615 million to ₱740 million for the first quarter of fiscal year 2007. EBITDA stood at ₱1.06 billion, 14% increase from last year's ₱924 million while net income for the three months ended December 31, 2006 amounted to ₱607 million, up by 44% from last year's ₱422 million.

Commercial Centers Division contributed 40.2% or ₱831 million of the Company's gross revenues during the first quarter of fiscal 2007. Last year's ₱65 million gain from the exchange transaction of a land property in Pangasinan caused this year's revenues to decrease by 5%. Without said gain, gross revenues this year is up by 3%. Rental revenues amounted to ₱800 million as against last year's ₱778 million for the same period. The increase in rental revenues was principally due to rental escalations and strong rental income from various malls, such as Cainta, Pioneer, Metro Bacolod and Lipa, in part offset by temporary closure of certain mall spaces for renovation and expansion work.

RLC's High Rise Buildings Division registered a 61% growth in revenues, from ₱521 million last year to ₱837 million this year, due to recognition of increased realized revenues from its projects particularly One Adriatico Place and Fifth Avenue Place. Recurring lease income from its four office buildings amounted to ₱126 million to ₱79 million over the same quarter last year or an increase of 59%.

The Hotel Division registered gross revenues of ₱279 million for the first quarter as against ₱219 million last year or an increase of 27%. The increase in hotel revenues was principally due to revenue from Crowne Plaza Hotel, which opened in July 2005. The Company's two hotels and apartelle continue to register satisfactory occupancy rates.

The Company's Housing and Land Development Division, through its two housing subsidiaries, Robinsons Homes, Inc. and Trion Homes Development Corp., reported realized revenues amounting to ₱120 million, up by 10% against last year's ₱109 million due to higher units sold and project completion of ongoing projects.

Real Estate cost and expenses increased by 28% from ₱610 million last year to ₱778 million this year due to higher units sold and to higher project completion by High Rise, particularly One Adriatico Place and Fifth Avenue Place. Hotel costs and expenses increased due to the opening of Crown Plaza Hotel. General and Administrative expenses went up by 8% due substantially to higher salaries and higher commissions on account of higher sales and revenues of High Rise Division, among others. . Net finance income went up by 403% to ₱128 million due to higher interest income earned from higher level of Cash and Cash Equivalents.

RLC's key performance indicators are Gross Revenues, EBIT, EBITDA, Net Income and Debt to Equity Ratio all of which showed improvement during the quarter.

TELECOMMUNICATIONS

DIGITEL generated consolidated revenues of ₱2,411.5 million for the three-month period ended March 31, 2007, lower by 22.8% from the ₱3,123.5 million consolidated revenues generated for the same period in 2006, largely due to the lower net foreign exchange gain recognized in 2007 of ₱468.4 million against ₱1,097.0 million for the same period in 2006. Combined service revenues of ₱1,925.8 million realized during the period is 4% lower than same period last year of ₱2,006.0 million.

Service revenues in the wireline voice communication services amounted to ₱1,050.1 million for the quarter ended March 31, 2007, posting a decline of 12.7% over last year's revenues of ₱1,202.5 million. The decline is partly attributable to the impact of the appreciation of the peso which became more evident starting year 2006. The traditional voice service is also being challenged by the changing preference of the public to mobile phones. Revenues for wireline data communication services for the quarter ended March 31, 2007 amounted to ₱124.1 million. Notwithstanding the competition and market-driven reduction in rates, the data business registered an increase of 34.2% over last year's revenue of ₱92.4M. The increase was driven by the increasing demand for broadband service subscriptions for internet and data communications access. The wireless communications business posted an improvement in operating revenues of ₱804.6 million during the three-month period ended March 31, 2007 from ₱762.9 million during the same period last year. Revenues from unlimited services which accounted for 58.3% of wireless net service revenues, improved significantly by ₱56.1 million or 13.9% against revenues reported during the same period last year as our consumers experienced continuing improvement in our network coverage coupled with the expansion in network capacity.

Consolidated costs and expenses for the three-month ended March 31, 2007 reported at ₱2,744.7 million, is 0.7% higher than the figure in same period in 2006.

Network-related expenses increased by 19% or ₱102.1 million which was largely attributable to the aggressive roll out activities undertaken in the wireless business during the period. General and administrative expenses however decreased by 8% or ₱47.3 million due to decreased marketing and staff-related expenses.

As a result, there was a turnaround on the results of operations, from a consolidated income before tax of ₱398.5 million for the three months ended March 31, 2006 to loss before tax of ₱333.1 million for the three months ended March 31, 2007.

DIGITEL registered a consolidated EBITDA of ₱482.8 million for the three-month ended March 31, 2007, lower by 18.4% against ₱591.9 million during the same period in 2006 mainly due to the higher net foreign exchange gain recognized last year.

AIR TRANSPORTATION

Cebu Air, Inc. (Cebu Pacific) reported revenues of ₱3.19 billion for the three-month period ended March 31, 2007, a 62% increase over last year's ₱1.96 billion. Costs and operating expenses increased by 21%, from ₱2.2 billion last year to ₱2.6 billion this year brought about by higher operations-related expenses and depreciation expense. Finance costs also increased, from ₱63.9 million last year to ₱205.3 million this year relative to increase of its dollar-denominated obligation. The significant increase in revenues contributed to the turn-around in the airlines' results of operations for the fist quarter of fiscal 2007, from a net loss of ₱92.9 million last year to a net income of ₱559.8 million this year.

PETROCHEMICALS

JG Summit Petrochemicals Corporation's (JGSPC) revenue decreased by 60% during the period from last year's ₱1.41 billion to this year's ₱566.6 million, as a result of drop in sales volume by 64%. Gross margin went down to as low as 0.5% during the first quarter of fiscal 2007 from 10.2% for the same period last year due to high cost of raw materials. Variable selling expenses and operating expenses decreased by 22% and 14%, respectively. However, drop in expenses cannot offset the significant decrease in gross profit, thus net loss increased from ₱16.7 million last year to ₱165.9 million this year.

EQUITY EARNINGS

Equity earnings from associated companies and joint ventures were reported at ₱303.4 million for the three-month period ended March 31, 2007, higher by 23% from last year's equity earnings of ₱246.1 million. The growth was attributable to higher income recorded by UIC this year, from SGD 17 million last year to SGD 22 million this year.

TEXTILES

Litton Mills, Inc. reported under discontinued operations posted a net loss of ₱7.2 million for the three-month period ended December 31, 2006 from last year's ₱54.4 million. Revenues dropped significantly from ₱475.2 million last year to ₱242.0 million this year since it ceased operations in November 2006. Variable selling expenses and operating expenses went down by 77% and 54%, respectively. These factors contributed to lower net loss this year despite significant drop in revenues.

Financial Position

March 31, 2007 vs. December 31, 2006

As of March 31, 2007, the Company's balance sheet remains solid, with consolidated assets of ₱227.95 billion from ₱220.37 billion as of December 31, 2006.

Cash and cash equivalents increased from ₱24.83 billion as of December 31, 2006 to ₱27.24 billion as of March 31, 2007. The principal sources of cash were from operating activities amounting to ₱8.89 billion. As of March 31, 2007, net cash used in investing activities amounted to ₱4.85 billion, while net cash used in financing activities amounted to ₱ 1.64 billion. Investment in bonds and equity securities, presented under financial assets at fair value through profit and loss, available for sale investments and held-to-maturity investments, dropped by 10% from ₱27.15 billion as of December 31, 2006 to ₱24.57 billion as of March 31, 2007. The Company does not expect any liquidity problems that may arise in the near future.

Inventories grew by 15.8% from ₱8.95 billion as of December 31, 2006 to ₱10.37 billion as of March 31, 2007 due to increased level of finished goods and materials in transit.

Other current assets increased by 8.7% to ₱3.50 billion as of March 31, 2007 from ₱3.22 billion as of December 31, 2006 due to increase in advances to suppliers.

Property, plant and equipment rose to ₱97.67 billion as of March 31, 2007, from ₱92.81 billion in December 31, 2006 mainly due to additional aircraft acquired by the airline business.

Accounts payable and accrued expenses increased by 19.2% from ₱32.10 billion as of year-end 2006 to ₱38.25 billion due to higher trade payables and deposit liabilities.

Short-term debt decreased by 13.5% from ₱14.64 billion as of December 31, 2006 to ₱12.67 billion as of March 31, 2007 due to settlement of loans during the period.

Derivative liabilities grew by 56.9% to ₱434.0 million as of March 31, 2007 from ₱276.6 million in December 31, 2006 mainly due to recognition of lower fair value on derivative instruments of JG Capital group during the period.

Other current liabilities increased by 11.3% to ₱4.46 billion as of March 31, 2007 from ₱4.01 billion as of December 31, 2006 due to increased customer deposits and higher unearned revenues on advanced bookings from the airline business.

Long-term debt, including current portion, dropped by 0.6% from ₱69.74 billion as of December 31, 2006 to ₱69.31 billion due to bond redemption of URC's USD100M Notes. Aside from this, the continued appreciation of Philippine Peso vis a vis the US Dollar affected the translated level of the Group's foreign-denominated obligations. This was offset by increase in loan facilities of certain subsidiaries.

Other noncurrent liabilities grew 37.5% to ₱2.69 billion as of March 31, 2007 due to higher level of accrued project costs recorded by the telecommunications business.

Stockholders' equity grew to ₱71.24 billion as of March 31, 2007 from ₱69.56 billion at the end of 2007. Book value per share improved from ₱10.23 per share as of December 31, 2006 to ₱10.48 per share as of March 31, 2007.

KEY PERFORMANCE INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance measures, which the Company has identified as reliable performance indicators. Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of March 31, 2007 and December 31, 2006 and for the three months ended March 31, 2007 and 2006:

Key Financial Indicators	2007	2006
Revenues	P20,014 million	P22,995 million
EBIT	P3,992 million	P3,661 million
EBITDA	P6,159 million	P5,709 million
Current ratio	1.39	1.43
Gearing ratio	0.91	0.96
Net debt to equity ratio	0.49	0.49
Book value per share	10.48	10.23

The manner by which the Company calculates the above key performance indicators for both year-end 2007 and 2006 is as follows:

Key Financial Indicators		
Revenues	=	Total of sales and services, interest and investment income, equity in net earnings and other income
EBIT	=	Earnings before interest expense and taxes computed as net income before nonrecurring items add provision for income tax and financing costs.
EBITDA	=	Earnings before interest, taxes and depreciation and amortization computed as net income before nonrecurring items add (deduct) provision for income tax, financing costs and depreciation and amortization.
Current ratio	=	Total current assets over current liabilities
Gearing ratio	=	Total Financial Debt over Stockholders' Equity and Minority Interest.

Net debt to equity ratio	=	Total Financial Debt less Cash including Financial Assets at FVPL and AFS investments (excluding RSB Cash and AFS investments) over Stockholders' Equity and Minority Interest.
Book value per share	=	Stockholders' Equity over outstanding no. of common shares as of year-end

As of March 31, 2007, the Company is not aware of any events and uncertainties that would have a material impact on the Company's net sales, revenues, and income from operations and future operations.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PART II – OTHER INFORMATION

NONE.

SIGNATURES

Pursuant to the requirements of the Securities Regulations Code, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JG SUMMIT HOLDINGS, INC.

By:

JAMES L. GO
Chairman and Chief Executive Officer
Date: 5-15-07

LANCE Y. GOKONGWEI
President and Chief Operating Officer
Date: 5-15-07

CONSTANTE T. SANTOS
SVP - Corporate Controller
Date 5-15-07

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
ASSETS		
Current Assets		
Cash and cash equivalents	P27,236,136	P24,834,015
Financial assets at fair value through profit and loss	22,249,362	22,012,174
Available-for-sale investments	2,200,897	4,692,337
Receivables - net	15,088,112	14,527,367
Inventories - net (Note 2)	10,370,488	8,951,293
Derivative assets	1,559,988	1,520,700
Other current assets	3,503,273	3,223,800
	82,208,256	79,761,686
Assets of disposal group classified as held for sale	2,510,540	2,567,520
Total Current Assets	84,718,796	82,329,206
Noncurrent Assets		
Held-to-maturity investments	122,928	448,513
Investment properties - net	20,423,657	20,296,527
Investments in associates and joint ventures - net	19,114,116	18,914,005
Property, plant and equipment - net	97,672,557	92,813,616
Goodwill - net	820,680	844,548
Biological assets - bearer	857,630	817,004
Intangibles - net	97,088	115,179
Other noncurrent assets	4,124,303	3,788,338
Total Noncurrent Assets	143,232,959	138,037,730
	P227,951,755	P220,366,936
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	P38,252,388	P32,102,147
Short-term debt	12,670,606	14,643,708
Current portion of long-term debt (Note 3)	4,216,968	5,835,973
Income tax payable	435,243	246,251
Derivative liabilities	433,998	276,564
Other current liabilities	4,461,562	4,008,531
	60,470,765	57,113,174
Liabilities directly associated with the assets classified as held for sale	557,918	569,348
Total Current Liabilities	61,028,683	57,682,522
Noncurrent Liabilities		
Long-term debt - net of current portion (Note 3)	65,093,890	63,908,887
Cumulative redeemable preferred shares	2,107,819	2,107,819
Deferred income tax liabilities - net	4,218,060	4,216,201
Other noncurrent liabilities	2,694,780	1,960,288
Total Noncurrent Liabilities	74,114,549	72,193,195
Total Liabilities	135,143,232	129,875,717
Equity		
Equity attributable to equity holders of the parent:		
Paid-up capital	12,856,988	12,856,988
Retained earnings	58,881,913	57,136,033
Other reserves	220,921	280,383
Treasury shares	(721,848)	(721,848)
	71,237,974	69,551,556
Minority interest	21,570,549	20,939,663
Total Equity	92,808,523	90,491,219
	P227,951,755	P220,366,936

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In Thousands Except Per Share Amounts)

	Three Months Ended March 31	
	2007	2006
CONTINUING OPERATIONS		
REVENUE		
Sale of goods and services:		
Foods	**P9,199,029**	P9,153,252
Air transportation	**3,194,857**	1,962,576
Real estate and hotels	**2,063,861**	1,718,745
Telecommunications	**1,939,278**	2,018,785
Petrochemicals	**566,640**	1,411,010
Interest income	**1,251,731**	1,574,070
Equity in net income of associates and joint ventures	**303,042**	246,083
Others	**1,495,652**	4,911,814
	20,014,090	22,996,335
EXPENSES		
Cost of sales and services	**10,663,789**	10,869,719
Operating and other expenses	**4,862,321**	4,800,983
Financing costs and other charges	**1,860,862**	2,232,701
	17,386,972	17,903,403
INCOME BEFORE INCOME TAX	**2,627,118**	5,092,932
PROVISION FOR INCOME TAX	**385,556**	754,118
INCOME AFTER INCOME TAX FROM CONTINUING OPERATIONS	**2,241,562**	4,338,814
INCOME (LOSS) AFTER INCOME TAX FROM DISCONTINUED OPERATIONS	**(7,170)**	(56,366)
NET INCOME	**P2,234,392**	P4,282,448
ATTRIBUTABLE TO		
Equity holders of the parent	**P1,745,880**	P3,881,323
Minority interest	**488,512**	401,125
	P2,234,392	P4,282,448
EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		
Basic/diluted earnings per share (Note 4)	**P0.26**	P0.57
Basic/diluted earnings per share from continuing operations	**P0.26**	P0.58

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In Thousands)

	Three Months Ended March 31	
	2007	2006
Capital stock - P1 par value		
Authorized:		
Common - 12,850,800,000 shares		
Preferred - 2,000,000,000 shares		
Issued:		
Common - 6,895,273,657 shares	**P6,895,274**	P6,895,274
Additional paid-in capital	**5,961,714**	5,961,714
Other reserves	**220,921**	313,742
Retained earnings		
Beginning	**57,136,033**	51,118,018
Net income	**1,745,880**	3,881,324
End	**58,881,913**	54,999,342
Treasury stock -at cost	**(721,848)**	(721,848)
	P71,237,974	P67,448,224

See accompanying Notes to Unaudited Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Three Months Ended March 31	
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax from continuing operations	**P2,627,118**	P5,092,933
Income (loss) before income tax from discontinued operations	**(7,170)**	(56,366)
Adjustments for:		
Depreciation and amortization	**2,166,755**	2,047,622
Interest expense	**1,769,963**	2,150,126
Interest income	**(1,251,731)**	(1,574,070)
Equity in net income of associates and joint ventures	**(303,042)**	(246,083)
Provisions for impairment losses on receivables	**43,387**	47,503
Operating income before changes in operating accounts	**5,045,280**	7,461,665
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables	**(503,585)**	(975,381)
Inventories	**(1,412,025)**	(566,106)
Other current assets	**(301,365)**	58,571
Increase (decrease) in:		
Accounts payable and accrued expenses	**8,178,036**	786,194
Other current liabilities	**610,464**	969,654
Net cash generated from (used in) operations	**11,616,805**	7,734,597
Interest received	**1,183,597**	1,437,147
Interest paid	**(3,801,229)**	(1,507,192)
Income taxes paid	**(106,387)**	324,363
Net cash provided by operating activities	**8,892,786**	7,988,915
CASH FLOWS FROM INVESTING ACTIVITIES		
Net decrease (increase) in:		
Financial assets at fair value through profit and loss	**(237,188)**	809,231
Available-for-sale investments	**2,491,440**	(264,983)
Held-to-maturity investments	**325,585**	(171,461)
Other noncurrent assets	**(415,691)**	(328,045)
Biological assets	**(40,627)**	(22,593)
Investments in associates and joint ventures	**43,469**	(397,639)
Property, plant and equipment - net	**(6,730,386)**	(2,471,206)
Investment properties - net	**(286,131)**	(1,107,771)
Net cash used in investing activities	**(4,849,529)**	(3,954,467)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase (decrease) in:		
Short-term debt	**(1,973,102)**	(3,949,151)
Long-term debt	**(448,624)**	2,896,718
Other noncurrent liabilities	**638,215**	(182,151)
Minority interest in consolidated subsidiaries	**142,375**	6,268,862
Net cash provided by financing activities	**(1,641,136)**	5,034,278
NET INCREASE IN CASH AND CASH EQUIVALENTS	**2,402,121**	9,068,726
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**24,834,015**	5,459,047
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**P27,236,136**	P14,527,773

See accompanying Notes to Unaudited Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying consolidated financial statements of the Group have been prepared on a historical cost basis, except for financial assets at fair value through profit and loss (FVPL), available for sale (AFS) investments and certain derivative financial instruments which are measured ar fair value, and biological assets and agricultural produce that have been measured at fair value less estimated point-of-sale costs.

The consolidated financial statements of the Group are presented in Philippine Peso, the Group's functional currency.

Statement of Compliance

The financial statements of the Group have been prepared in compliance with Philippine Financial Reporting Standards (PFRS).

Principles of Consolidation

The unaudited consolidated financial statements as of and for the quarter ended March 31, 2007 and 2006 represent the consolidation of the financial statements of JG Summit Holdings, Inc. (the Parent Company) and the following subsidiaries directly and indirectly owned by the Parent Company:

	Effective Percentage of Ownership	
Companies	**2007**	2006
Foods		
Universal Robina Corporation and Subsidiaries	**59.18**	59.18
Textiles		
Litton Mills, Inc.	**100.00**	100.00
Westpoint Industrial Mills Corporation	**100.00**	100.00
Real estate and Hotels		
Robinsons Land Corporation and Subsidiaries	**60.01**	85.00
Adia Development and Management Corporation	**100.00**	100.00
Telecommunications		
Digital Telecommunications Philippines, Inc. and Subsidiaries	**49.80**	49.80
International Capital and Financial Services		
JG Summit (Cayman), Ltd.	**100.00**	100.00
JG Summit Philippines Ltd. and Subsidiaries	**100.00**	100.00
JG Summit Limited	**100.00**	100.00
JG Summit Capital Services Corporation and Subsidiaries	**100.00**	100.00
Express Holdings, Inc. and a Subsidiary	**100.00**	100.00

Companies	Effective Percentage of Ownership 2007	2006
Petrochemicals		
JG Summit Petrochemical Corporation	**82.28**	82.28
Air Transportation		
Cebu Air, Inc.	**100.00**	100.00
CP Air Holdings, Inc.	**100.00**	100.00
Supplementary Businesses		
Premiere Printing Company, Inc.	**100.00**	100.00
Terai Industrial Corporation	**100.00**	100.00
Unicon Insurance Brokers Corporation	**100.00**	100.00
Hello Snack Foods Corporation	**100.00**	100.00
JG Cement Corporation	**100.00**	100.00
Cebu Pacific Manufacturing Corporation	**100.00**	100.00
Savannah Industrial Corporation	**100.00**	100.00

Under PFRS, it is acceptable to use, for consolidation purposes, financial statements of subsidiaries for fiscal periods differing from that of the Company if the difference is not more than three months. Subsidiaries in the following businesses have a financial year-end of September 30: foods, textiles, real estate and hotels, petrochemicals, and substantially all subsidiaries in supplementary businesses.

2. INVENTORIES

This account consists of inventories held:	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
At cost:		
Raw materials	**P2,387,357**	P2,481,293
Finished goods	**2,405,563**	1,461,824
	4,792,920	3,943,117
At NRV:		
Spare parts, packaging materials and other supplies	**2,425,059**	2,261,813
Work-in-process	**222,137**	200,338
Subdivision land and condominium and residential units held for sale	**1,677,049**	1,788,468
By-products	**10,178**	18,038
	4,334,423	4,268,657
Materials in-transit	**1,243,145**	739,519
	P10,370,488	P8,951,293

Under the terms of the agreements covering liabilities under trust receipts, certain raw materials have been released to the Company in trust for the Banks. The Company is accountable to the banks for the value of the trusteed inventories or their sales proceeds.

3. LONG-TERM DEBT

Long-term debt is summarized as follows:

	March 31, 2007 (Unaudited)	December 31, 2006 (Audited)
Parent Company:		
Bayerische HypoVereinsbank AG (HypoVereinsbank) loan	**P4,259,204**	P4,525,351
Subsidiaries		
Foreign currencies:		
Supplier's credit agreements with maturities up to 2007 at interest rates of 1.5% to 2% over 180-day LIBOR	**35,419**	35,969
US$100 million 8 3/8% Notes Due 2006	**-**	1,869,297
US$300 million 8.25% Notes Due 2008	**13,988,511**	14,193,794
US$125 million 9% Notes Due 2008	**5,342,085**	6,250,682
US$200 million 8.25% Notes Due 2012	**9,750,326**	9,976,990
US$300 million 8% Notes Due 2013	**12,567,892**	12,760,331
Zero Coupon 12% Convertible Bonds Due 2013	**2,001**	2,000
Various borrowings from HypoVereinsbank, interest rates ranging from 1.12% to LIBOR + 0.75%	**304,324**	385,330
Various term loan facilities, interest rates ranging from LIBOR + 0.75% to 2.70%	**5,188,573**	4,894,650
Export Credit Loan Agreement	**15,432,910**	12,407,415
Minimum purchase agreement	**217,260**	220,635
	62,829,301	62,997,093
Philippine Pesos:		
Borrowing from a local bank	**500,000**	500,000
P1,000 Million Loan	**1,000,000**	1,000,000
P1,000 Million Bonds	**670,000**	670,000
Philippine Sugar Corporation, restructured loan payable in twenty five equal annual amortizations	**52,353**	52,416
	2,222,353	2,222,416
	69,310,858	69,744,860
Less current portion	**4,216,968**	5,835,973
	P65,093,890	P63,908,887

The exchange rate used to restate the foreign currency denominated long-term borrowings as of March 31, 2007 was P48.28:US$1, except for the foreign currency denominated borrowings of certain subsidiaries with fiscal year ending September 30 where such borrowings were restated at the rate of P49.03:US$1.

4. EARNINGS PER SHARE

The following table presents information necessary to calculate EPS as of March 31, 2007 and 2006:

	Three Months Ended March 31 2007	2006
Net income	**P1,745,880**	P3,881,324
Weighted average number of common shares	**6,797,191,657**	6,797,191,657
Basic earnings per share	**P0.26**	P0.57

5. BUSINESS SEGMENT INFORMATION

The industry segments where the Group operates are as follows:

a. Food, agro-industrial and commodities businesses
b. Property development and hotel management
c. Telecommunications
d. Textiles
e. Petrochemicals
f. International capital and financial services
g. Air transportation
h. Other supplementary businesses

	REVENUES		EXPENSES	
	2007	2006	**2007**	2006
Foods	**P9,199,029**	P9,153,252	**P8,598,470**	P8,733,879
Telecommunications	**1,939,278**	2,018,785	**2,158,617**	1,997,262
Petrochemicals	**566,640**	1,411,010	**703,163**	1,424,719
Air transportation	**3,194,857**	1,962,576	**2,635,003**	2,055,506
Real estate and hotels	**2,063,861**	1,718,745	**1,700,249**	1,364,325
Other supplementary businesses	**8,300**	12,292	**8,676**	9,666
Parent/International capital & financial services	**3,042,125**	6,719,675	**2,456,862**	3,473,289
	20,014,090	22,996,335	**18,261,040**	19,058,646
Discontinued operations				
Textile	**242,004**	517,311	**249,174**	571,731
Printing	**-**	21,747	**-**	23,693
	P20,256,094	P23,535,393	**P18,510,214**	P19,654,070

	NET INCOME		TOTAL ASSETS	
	2007	2006	**2007**	2006
Foods	**P600,559**	P419,373	**P58,806,074**	P54,552,892
Telecommunications	**(219,339)**	21,523	**57,948,253**	55,049,504
Petrochemicals	**(136,523)**	(13,709)	**4,992,977**	8,574,244
Air transportation	**559,854**	(92,930)	**23,382,505**	13,524,113
Real estate and hotels	**363,612**	354,420	**31,841,706**	24,721,535
Other supplementary businesses	**(376)**	2,626	**232,935**	393,844
Parent/International capital & financial services	**585,263**	3,246,386	**47,290,097**	50,408,010
	1,753,050	3,937,689	**224,494,547**	207,224,142
Discontinued operations				
Textile	**(7,170)**	(54,420)	**3,456,375**	3,629,628
Printing	**-**	(1,946)	**833**	169,491
	P1,745,880	P3,881,323	**P227,951,755**	P211,023,261

	LIABILITIES		NET ASSETS (EQUITY + MI)	
	2007	2006	**2007**	2006
Foods	**P23,818,847**	P29,000,484	**P34,987,227**	P25,552,408
Telecommunications	**56,491,752**	52,451,719	**1,456,501**	2,597,785
Petrochemicals	**5,160,554**	5,266,420	**(167,577)**	3,307,824
Air transportation	**21,891,165**	12,882,486	**1,491,340**	641,627
Real estate & hotels	**11,374,500**	10,698,983	**20,467,206**	14,022,552
Other supplementary businesses	**166,270**	311,619	**66,665**	82,225
Parent/International, capital & financial services	**15,083,436**	16,045,146	**32,206,661**	34,362,864
	133,986,524	126,656,857	**90,508,023**	80,567,285
Discontinued operations				
Textile	**1,141,382**	1,344,570	**2,314,993**	2,285,058
Printing	**15,326**	169,769	**(14,493)**	(278)
	P135,143,232	P128,171,196	**P92,808,523**	P82,852,065

JG SUMMIT HOLDINGS, INC. & SUBSIDIARIES
AGING OF RECEIVABLES
(In Thousands)
March 31, 2007

	TOTAL	UP TO SIX MONTHS	OVER SIX MONTHS TO ONE YEAR
TRADE RECEIVABLES	9,530,208	5,915,180	3,615,028
Less: Allowance for impairment loss	(3,137,825)	-	(3,137,825)
NET TRADE RECEIVABLES	6,392,383	5,915,180	477,203
NON-TRADE RECEIVABLES			
Finance receivables	5,199,088	5,199,088	-
Others	3,496,641	2,346,563	1,150,078
	8,695,729	7,545,651	1,150,078
	15,088,112	13,460,831	1,627,281

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Change in record date and time of the upcoming Annual Stockholders' Meeting of JG Summit Holdings, Inc.

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **May 11, 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

This refers to the Preliminary Information Statement of JG Summit Holdings, Inc. (the "Company") filed with the Securities and Exchange Commission last May 3, 2007 regarding the Annual Stockholders' Meeting of the Company to be held on June 28, 2007.

Please find attached the letter of the Company to the Philippine Stock Exchange dated May 10, 2007 regarding the record date for the said meeting which has been moved to May 29, 2007 and the time of the meeting which has been adjusted to 10:00 a.m.

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

May 11, 2007
(Date)

/kca/

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

May 10, 2007

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Atty. Pete M. Malabanan
Head – Disclosure Department

Gentlemen:

We refer to preliminary information statement of JG Summit Holdings, Inc. filed with the Philippine Stock Exchange last May 4, 2007.

Please be advised that the record date has been moved to May 29, 2007 and the time of meeting has been adjusted to 10:00 a.m.

Thank you.

Very truly yours,

(original signed)
ROSALINDA F. RIVERA
Corporate Secretary

/kca

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G   S U M M I T   H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F   R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B   A V E . C O R . P O V E D A   S T
O R T I G A S   C E N T E R , P A S I G   C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA
Corporate Secretary

Contact Person

633-7631 to 40

Company Telephone Number

1	2		3	1
Month			Day	

Fiscal Year

1	7	-	C	

FORM TYPE

Second Thursday of June

Month Day

Notice of Resetting of the Annual Meeting of the Stockholders of JG Summit Holdings, Inc. to June 28, 2007

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A

Domestic

N/A

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **May 15, 2007**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

The Board of Directors of JG Summit Holdings, Inc. (the "Company") has reset the forthcoming Annual Stockholders' Meeting of the Company from the second Thursday of June to June 28, 2007 at 10:00 a.m. to be held at Sapphire A & B in Crowne Plaza Galleria Manila, ADB Avenue corner Ortigas Avenue, Quezon City. Only stockholders of record as of May 29, 2007 shall be entitled to notice of the meeting and to vote.

The agenda for the meeting is as follows:

1. **Proof of notice of the meeting and existence of a quorum.**
2. **Reading and approval of the Minutes of the Annual Meeting of the Stockholders held on June 28, 2006.**
3. **Presentation of Annual Report and approval of Financial Statements for the preceding year.**
4. **Election of Board of Directors.**
5. **Election of External Auditors.**
6. **Ratification of all acts of the Board of Directors and Management since the last annual meeting.**
7. **Consideration of such other matters as may properly come during the meeting.**
8. **Adjournment.**

Please note that the venue stated in the Preliminary Information Statement filed with the Securities and Exchange Commission and the Philippine Stock Exchange on May 3, 2007 and May 4, 2007, respectively, which was Ballroom C, D & E has been changed to Sapphire A & B also in Crowne Plaza Galleria Manila.

As stated in the SEC Form 17-C filed on May 11, 2007, the record date for the meeting has been amended from May 24, 2007 to May 29, 2007 and the time of the meeting has been changed from 5:00 p.m. to 10:00 a.m.

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

May 15, 2007
(Date)

/kca/

END